SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 31, 2006

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116, JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE CONCERNING THE SALE BY NTT COM OF ITS SHARES OF PHILIPPINE LONG DISTANCE TELEPHONE COMPANY TO NTT DOCOMO

On January 31, 2006, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice concerning the sale by NTT Com of its shares of Philippine Long Distance Telephone Company to NTT DoCoMo.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Shigehito Katsuki
	Name:	Shigehito Katsuki
	Title:	General Manager
Investor Relations Office Department IV

Date: January 31, 2006

January 31, 2006

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Norio Wada, President

(Code Number 9432 – Tokyo, Osaka, Nagoya, Fukuoka and Sapporo)

NTT Com to Sell Philippine Long Distance Telephone Shares to NTT DoCoMo

NTT Communications Corporation (NTT Com) and NTT DoCoMo, Inc. (NTT DoCoMo) today agreed with Philippine Long Distance Telephone Company (PLDT) and First Pacific Company Limited, the largest shareholder of PLDT, that NTT Com will sell a portion of its shares of PLDT to NTT DoCoMo. (For details of the transaction, please see attached press releases from NTT Com and NTT DoCoMo.)

The sale by NTT Com will take place after NTT DoCoMo and PLDT’s wholly-owned mobile subsidiary, SMART Communications, Inc. (SMART), complete registration with the relevant authorities in the Philippines for the i-mode service and conclude an i-mode license agreement. Through this sale, a gain on sale of investment of about 43.8 billion yen* is expected to be recognized on the independent financial statements of NTT Com, however, there will be no impact arising from the share acquisition that might affect the consolidated business results of NTT.

*	1 peso = 2.26 yen (As of January 30, 2006)

For further inquiries please contact:

Global Business Strategy Office
(Mr.) Takahiro Sumimoto
Phone: +81-3-5205-5191
E-mail: t.sumimoto@hco.ntt.co.jp

January 31, 2006

NTT Com to Sell Philippine Long Distance Telephone Stock to NTT DoCoMo

TOKYO, JAPAN – NTT Communications Corporation (NTT Com) today announced that it will sell 12,633,486 common shares of its share in Philippine Long Distance Telephone Company (PLDT) to NTT DoCoMo, Inc. (DoCoMo) for 23 billion pesos or 52.1 billion yen (US$ 445 million)*. The transaction is the result of an agreement among four companies: NTT Com, DoCoMo, PLDT, and PLDT’s largest shareholder First Pacific Company Limited. The shares represent approximately 7% of PLDT’s total outstanding common shares. After the sale, NTT Com will retain 12,633,487 of PLDT’s common shares (7% stake) and will realize proceeds of approximately 43.8 billion yen (US$ 374 million)* from the shares sold.

NTT Com, which has been a shareholder in PLDT since March, 2000, provides international communications services for corporate users and Internet services in the Philippines.

Hiromi Wasai, President and CEO, said, “Through our strategic partnership, PLDT and NTT Com have excelled in providing global telecommunications services for multinational companies. DoCoMo’s entry as a shareholder in PLDT will further boost the overall global business development of the NTT Group, through the expansion of its mobile business component, thereby enhancing the corporate value already built. The move plays into the fixed-mobile convergence direction that DoCoMo and NTT Com has embarked and results in a winning proposition for all parties.”

*	1 peso = 2.26 yen, US$1 = 117.14 yen (As of January 30, 2006)

# # #

About NTT Com

NTT Communications is a subsidiary of Nippon Telegraph and Telephone (NTT) Corporation (NYSE: NTT) - one of the world’s largest telecommunications companies. NTT Com provides high-quality, technologically advanced network management, security and solution services to consumers, corporations and governments on a global basis, with a special focus on the Asia-Pacific region. Its world-class backbone network, combined with the networks of partner companies around the world, offers access to more than 200 countries. NTT Com Group has more than 30 companies in the Asia-Pacific region, Europe and the Americas. The company has garnered several awards for its leading edge technologies, outstanding performance and customer service, including “World Communication Awards Best Customer Care - 2005.” For more information, please visit http://www.ntt.com

For More Information

(Mr.) Tadashi Imachi or (Mr.) Toshio Fujii

Corporate Planning Department, NTT Communications

Tel. +81 3 6700 4601

NTT DoCoMo, Inc. Sanno Park Tower 2-11-1 Nagata-cho Chiyoda-ku, Tokyo Japan 100-6150

For Immediate Release

NTT DoCoMo to Form Comprehensive Business Tie-up with

Philippine Long Distance Telephone Company

TOKYO, JAPAN, January 31, 2006 — NTT DoCoMo, Inc., announced today that it has agreed with NTT Communications Corporation (NTT Com), Philippine Long Distance Telephone Company (PLDT), and PLDT’s largest shareholder First Pacific Company Limited that DoCoMo will acquire 12,633,486 PLDT shares (approximately 7% of PLDT’s issued shares) owned by NTT Com for approximately 52.1 billion yen. In addition, DoCoMo and PLDT will form a comprehensive business tie-up, including the launch of the i-mode® service in the Philippines.

The share acquisition and tie-up with PLDT will take place after DoCoMo and PLDT’s wholly owned mobile subsidiary, SMART Communications, Inc. (SMART), complete registration with the concerned authorities in the Philippines regarding the i-mode service, and also conclude an i-mode license agreement.

As part of the tie-up, DoCoMo will support PLDT and SMART in introducing i-mode and W-CDMA services and promoting international roaming between Japan and the Philippines. In addition, DoCoMo will appoint one director each to the boards of PLDT and SMART and may consider increasing its investment in PLDT if a suitable opportunity arises.

For further information, please contact:

Masanori Goto or Nobuo Hori

International PR

Public Relations Department

NTT DoCoMo, Inc.

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

website: http://www.nttdocomo.com

Inquiries may also be made through the following URL:

http://www.nttdocomo.com/inquiry

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company, serving more than 50 million customers. The company offers a wide variety of leading-edge mobile multimedia services, including i-mode® which provides e-mail and Internet access to over 45 million subscribers as the world’s most popular mobile Internet service, and FOMA®, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe, North America and Asia, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific and Europe.

NTT DoCoMo is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is only available to subscribers in Japan.